Contact

www.linkedin.com/in/
martinenriquez (LinkedIn)

Top Skills

Entrepreneurship
Strategy Formulation
General Management

Martin Enriquez

Enjoying life’s adventure
San Pedro, California, United States

Summary

Martin is an accomplished global executive and innovator in multiple industries. Successful with global leaders such as Visa and Vodafone, as well as with start-ups as CEO/CXO, from high-tech to bio-tech. Martin's responsibilities have exceeded $2 billion in revenue and 1000s of people, and have generated over $5 billion in new company value. His international acumen comes from hands-on work in over 20 countries, including Europe, CIS, Asia, Middle East, Africa, and the Americas. A notable example is that he was responsible for the innovations and leadership as COO that created Vodafone's most successful subsidiary company.
Co-founder of Voodoo Scientific where he and Joana Montenegro have: made the scientific discovery of what causes the harsh bite in spirits, developed the only means to eradicate this harshness from spirits (patent-pending), and made the world’s first completely smooth whiskey / vodka / rum / brandy. Currently they are completing their product for distillers worldwide so they can finally make their spirits truly smooth — hopefully including your favorites.
Martin is an alumnus of Stanford University where he earned an M.B.A. and an M.Ed.

Experience

Voodoo Scientific, Inc.

CEO and Co-Founder
January 2021 - Present (3 years 4 months)
Los Angeles Metropolitan Area

Created a scientific breakthrough and invented a related product -- eliminating the harsh burn of spirits. No harsh bite. Truly smooth spirits are now possible.

FireWater Ventures

Innovation & Business Advisor
2011 - Present (13 years)
San Francisco Bay Area

FireWater is the company vehicle for being an innovation catalyst.

BioXceed Innovation Hub
Advisor / CBO
2019 - 2020 (1 year)
San Francisco Bay Area

BioXceed is the 1st-of-its-kind biotech accelerator whose cGMP facility and services enable faster and better development of biologic medicines vs outsourcing (e.g. gene therapies, cell therapies, vaccines).

MagicCube, Inc.
Board Advisor, Business Development
2016 - 2018 (2 years)
Silicon Valley, CA

A founding Board Advisor to MagicCube who has invented breakthrough cybersecurity technology that enables tap-to-pay mPOS using only an app on a standard smartphone.

Visa
Innovation & Strategic Partnerships
2012 - 2016 (4 years)
San Francisco Bay Area

Recruited to Visa's new division for Innovation & Strategic Partnerships. and created the Strategic Programs for IoT and Connected Car, and invented a business model for IoT with potential revenue of $100s of millions. Introduced the Design Thinking approach and developed a scalable model for rapid prototyping and collaboratively innovating with strategic partners – from industry leaders to seed-stage start-ups.

CIT Global
CEO
2011 - 2012 (1 year)
Cairo, Egypt

CIT is a mobile software developer with marquis OEM clients (eg Samsung and Huawei) engaged to enhance the user experience on millions of smartphones/tablets across 3 continents. CIT also developed apps that achieved #1 & #2 position on the regional GooglePlay.

Funambol
SVP & GM
2009 - 2011 (2 years)
Silicon Valley, CA

Funambol is the recognized innovator in cloud/sync/opensource having pioneered iCloud & Dropbox-like services before both. Martin was recruited to pivot the company to attract mobile network operators globally and gain reference accounts.

BlackBerry
GM & SVP
2007 - 2008 (1 year)
Silicon Valley, CA

Acquired by BlackBerry, Visto/Good Technology offered a similar set of services except for all smartphones. Dramatically increased sell-through 800% by MNO customers. Led the Engineering & Operations to fix chronic issues with quality & reliability.

Vodafone
11 years

VP - Americas Region
2002 - 2005 (3 years)
Basking Ridge, NJ

Vodafone is the world's largest MNO operating in over 30 countries. Martin led Vodafone's largest governance responsibility, Verizon Wireless, where Vodafone's minority stake was valued over $34 billion -- more than the remainder of Vodafone combined. As board member of an NYSE -listed MNO subsidiary, he personally developed the turn-around program that successfully reversed the disastrous declines in sales and profits.

COO
1998 - 2002 (4 years)
Cairo, Egypt

Vodafone Egypt is the most successful subsidiary in Vodafone's history, created over $4 billion in new enterprise value by achieving the fastest to $1 billion in revenues, fastest customer growth, highest profit margins, and highest customer satisfaction. Martin is recognized as personally developing the strategies and leading the implementation that created those amazing results. As COO during its first 4 years he managed the departments and over 1000 people of Marketing, Sales, Customer Care, IT, and Corporate Strategy. Still today it is one of Vodafone's highest margin businesses, now with over 40 million subscribers.

CCO - International
1995 - 1998 (3 years)

San Francisco, CA

AirTouch was the world’s largest MNO prior to its acquisition by Vodafone. Martin led the HQ's International Commercial which included leading the Business Development activities to acquire new MNO licenses in 10 countries, with each project being valued over $1 billion.

Chief Commercial Officer (CCO)

1994 - 1995 (1 year)

Milan, Italy

Vodafone Italy (then Omnitel) was a JV of several companies where Martin was responsible for the functions of Marketing & Sales to develop the start-up strategies and team, enabling the fastest growth and highest profitability of any prior start-up.

Proximus

Chief Commercial Officer (CCO)

1993 - 1994 (1 year)

Brussels Area, Belgium

Proximus is Belgium's leading MNO, in which AirTouch was the operating partner. Built and led the departments and strategies of Marketing & Sales, which enabled Proximus to achieve >50% share and >50% EBITDA margin (top 3 in Vodafone).

Education

Stanford University Graduate School of Business

Master of Business Administration (M.B.A.)

Stanford University Graduate School of Education

Master of Education Administration (M.Ed.)

Stanford University

Executive Education (Stanford d.School), Design Thinking Innovation

California State University - East Bay

Bachelor of Science (B.S.), Business Administration; Marketing and Real Estate